ManGroupUSAInc.
717 Fifth Avenue, 9 Floor
New York, NY 100 3101
Tel +1 212 589 6
Fax +1 212 589 6585
www.mangroupplc.com



September 26, 2006



06017589

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

RECEIVED
OCT 0 2 2006
210

26 September 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 25 September 2006 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 417.62 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 20,800,000 ordinary shares at a total cost of £83.3 million, giving an average repurchase cost of 400.53 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1000





Man Group plc
26 September 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 25 September 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.02.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.16%
Last 12 months	+9.0%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

5 October 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 4 October 2006 it purchased for cancellation 230,000 of its ordinary shares at a price of 437.68 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 21,390,000 ordinary shares at a total cost of £85.9 million, giving an average repurchase cost of 401.64 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1000

4 October 2006

<center>Man Group plc</center>

<center>Purchase of Own Securities</center>

Man Group plc announces that on 3 October 2006 it purchased for cancellation 230,000 of its ordinary shares at a price of 437.34 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 21,160,000 ordinary shares at a total cost of £84.9 million, giving an average repurchase cost of 401.24 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1000